UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

TPG Specialty Lending, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

n/a

(CUSIP Number)

Calendar Year 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SILVER CREEK CAPITAL MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER

1446802

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER

1446802

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1446802

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.91%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA , IA
FOOTNOTES

This Schedule 13G is being filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of Silver Creek Capital Management LLC, a Washington limited liability company ("Silver Creek Capital"), Silver Creek Advisory Partners LLC, a Delaware limited liability company ("Silver Creek Partners") and the following private investment funds they manage: Silver Creek Special Opportunities Fund III, L.P., a Delaware limited partnership ("SO3"); Silver Creek Special Opportunities Fund Cayman III, L.P., a Cayman Islands exempted limited partnership ("SO3C"); Silver Creek Credit Opportunities II Master Fund A, L.P, a Cayman Islands exempted limited partnership ("CO2AM"); and Silver Creek Credit Opportunities III Master Fund B, L.P., a Cayman Islands exempted limited partnership ("CO3BM") (together, the "Funds", Silver Creek Capital and Silver Creek Partners, each a "Reporting Person"). Silver Creek Capital serves as the investment adviser for SO3 and SO3C. Silver Creek Partners serves as the investment adviser for CO2AM and CO3BM. Each of Silver Creek Capital and Silver Creek Partners is also the investment manager or adviser to a variety of other private investment funds not including the Funds.

This Schedule 13G relates to the Common Stock, par value $.01 per share, of TPG Specialty Lending, Inc. (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company. The Funds directly own the Common Stock to which this Schedule 13G relates, and each of Silver Creek Capital and Silver Creek Partners may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the respective Funds that they advise to vote and to dispose of the securities held by such Funds, including the Common Stock.

Prior to June 30, 2013, Silver Creek Credit Opportunities Fund A, L.P., a Cayman Islands exempted limited partnership (“CO2A”) and Silver Creek Credit Opportunities III Fund B, L.P., a Cayman Islands exempted limited partnership (“CO3B”) owned the Company’s Common Stock disclosed in this Schedule 13G attributable to CO2AM and CO3BM. Following June 30, 2013, CO2A and CO3B transferred 100% of their ownership of the Company’s Common Stock to CO2AM and CO3BM, respectively, in a restructuring of the investments held in CO2A’s and CO3B’s portfolios. CO2AM and CO3BM each serve as a master fund for CO2A and CO3B, respectively, and were organized to help facilitate each of their investment objectives.

CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Silver Creek Advisory Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER

905259

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER

905259

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

905259

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.44%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA , IA
FOOTNOTES

Please refer to footnote above for Silver Creek Capital Management LLC.

CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Silver Creek Special Opportunities Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER

661959

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER

661959

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

661959

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.79%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN , PN
FOOTNOTES

Please refer to footnote above for Silver Creek Capital Management LLC.

CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Silver Creek Special Opportunities Fund Cayman III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER

784843

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER

784843

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

784843

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.12%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN , PN
FOOTNOTES

Please refer to footnote above for Silver Creek Capital Management LLC.

CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SIlver Creek Credit Opportunities II Master Fund A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER

392188

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER

392188

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

392188

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.06%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN , PN
FOOTNOTES

Please refer to footnote above for Silver Creek Capital Management LLC.

CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Silver Creek Credit Opportunities III Master Fund B, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER

513071

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER

513071

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

513071

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.39%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN , PN
FOOTNOTES

Please refer to footnote above for Silver Creek Capital Management LLC.

Item 1.

(a)	Name of Issuer
TPG Specialty Lending, Inc.

(b)	Address of Issuer’s Principal Executive Offices
301 Commerce Street, Suite 3300 Fort Worth, Texas 76102

Item 2.

(a)	Name of Person Filing
Silver Creek Capital Management LLC

(b)	Address of Principal Business Office or, if none, Residence
1301 Fifth Avenue, 40th Floor Seattle, Washington 98101

(c)	Citizenship
Washington

(d)	Title of Class of Securities
TPG Specialty Lending, Inc. Common Stock

(e)	CUSIP Number
Not applicable

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,352,061

(b)	Percent of class: 6.35

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,352,061

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,352,061

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Please refer to footnote above for Silver Creek Capital Management LLC.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Exhibit 1: Joint Filing Agreement, dated February 14, 2014, by and between the Reporting Persons.

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILVER CREEK CAPITAL MANAGEMENT LLC

Date: February 14, 2014	By:	/s/ Eric E. Dillon
Name: Eric E. Dillon
Title: Manager

SILVER CREEK ADVISORY PARTNERS LLC

Date: February 14, 2014	By:	/s/ Eric E. Dillon
Name: Eric E. Dillon
Title: Manager

SILVER CREEK SPECIAL OPPORTUNITIES FUND III, L.P.

Date: February 14, 2014	By:	/s/ Eric E. Dillon
Name: Eric E. Dillon
Title: Manager, Silver Creek Special Opportunities III GP LLC, its General Partner

SILVER CREEK SPECIAL OPPORTUNITIES FUND III CAYMAN, L.P.

Date: February 14, 2014	By:	/s/ Eric E. Dillon
Name: Eric E. Dillon
Title: Director, Silver Creek Special Opportunities III GP Ltd., its General Partner

SILVER CREEK CREDIT OPPORTUNITIES II MASTER FUND A, L.P.

Date: February 14, 2014	By:	/s/ Eric E. Dillon
Name: Eric E. Dillon
Title: Manager, Silver Creek Credit Opportunities II GP, L.L.C., its General Partner

SILVER CREEK CREDIT OPPORTUNITIES III MASTER FUND B, L.P.

Date: February 14, 2014	By:	/s/ Eric E. Dillon
Name: Eric E. Dillon
Title: Manager, Silver Creek Credit Opportunities I-III GP, L.L.C., its General Manager

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)